Exhibit 99.1

SAP Announces Q2 2022 Results

•      Cloud revenue up 34% and up 24% at constant currencies to become the largest revenue stream

•      Current cloud backlog exceeds €10 billion, up 34% and up 25% at constant currencies

•      SAP S/4HANA current cloud backlog extends its growth trend, up 100% and up 87% at constant currencies

•      Cloud gross profit up 39% (IFRS), up 38% (non-IFRS) and up 28% (non-IFRS at constant currencies), leading to a strong cloud gross margin expansion

•      IFRS operating profit down 32%, non-IFRS operating profit down 13% and down 16% at constant currencies, primarily due to the impact of the war in Ukraine

•      SAP reaffirms 2022 revenue and free cash flow outlook, updates operating profit outlook range in € millions, unless otherwise stated

Christian Klein, CEO: “As our Q2 results	Luka Mucic, CFO: “This quarter again proves

demonstrate, SAP’s portfolio is more relevant than ever. Our transition to the cloud is ahead of schedule and we have exceeded topline expectations, with cloud revenue becoming SAP’s largest revenue stream. Our pipeline is strong, and we are winning market share underpinned by the very strong 100% growth of S/4HANA current cloud backlog.”

that our strategy is resonating, even in an increasingly challenging external environment. We continued to deliver strong topline growth, exceeding revenue expectations and increasing cloud profitability. This quarter, we have recognized the main impact of the war in Ukraine. We believe that we are now able to capitalize on our substantial growth investments of the last 18 months, by delivering sustained growth and profitability expansion.”

Walldorf, Germany – July 21, 2022. SAP SE (NYSE: SAP) today announced its financial results for the second quarter ended June 30, 2022.

Financial Performance

Group results at a glance – Second quarter 2022

	IFRS			Non-IFRS[1]
€ million, unless otherwise stated	Q2 2022	Q2 2021	∆ in %	Q2 2022	Q2 2021	∆ in %	∆ in % const. curr.
Cloud revenue	3,056	2,276	34	3,056	2,276	34	24
Software licenses	426	650	–34	426	650	–34	–38
Software support	2,977	2,823	5	2,977	2,823	5	0
Software licenses and support revenue	3,403	3,474	–2	3,403	3,474	–2	–7
Cloud and software revenue	6,459	5,750	12	6,459	5,750	12	5
Total revenue	7,517	6,669	13	7,517	6,669	13	5
Share of more predictable revenue (in %)	80	76	4pp	80	76	4pp
Operating profit (loss)	673	984	–32	1,680	1,922	–13	–16
Profit (loss) after tax	203	1,449	–86	1,093	2,214	–51
Earnings per share - Basic (in €)	0.29	1.15	–75	0.96	1.75	–45
Earnings per share - Diluted (in €)	0.28	1.15	–75
Net cash flows from operating activities	268	686	–61
Free cash flow				–86	403	<-100
Number of employees (FTE, June 30)	110,409	103,876	6

1 For a breakdown of the individual adjustments see table “Non-IFRS Adjustments by Functional Areas” in this Quarterly Statement.

Due to rounding, numbers may not add up precisely.

Group results at a glance – Six months ended June 2022

	IFRS			Non-IFRS[1]
€ million, unless otherwise stated	Q1–Q2 2022	Q1–Q2 2021	∆ in %	Q1–Q2 2022	Q1–Q2 2021	∆ in %	∆ in % const. curr.
Cloud revenue	5,876	4,421	33	5,876	4,421	33	25
Software licenses	743	1,133	–34	743	1,133	–34	–38
Software support	5,900	5,624	5	5,900	5,624	5	0
Software licenses and support revenue	6,643	6,757	–2	6,643	6,757	–2	–6
Cloud and software revenue	12,519	11,178	12	12,519	11,178	12	6
Total revenue	14,594	13,017	12	14,594	13,017	12	6
Share of more predictable revenue (in %)	81	77	4pp	81	77	4pp
Operating profit (loss)	1,726	1,944	–11	3,358	3,660	–8	–12
Profit (loss) after tax	835	2,519	–67	2,259	3,934	–43
Earnings per share - Basic (in €)	0.92	2.03	–55	1.96	3.14	–37
Earnings per share - Diluted (in €)	0.91	2.03	–55
Net cash flows from operating activities	2,750	3,771	–27
Free cash flow				2,079	3,251	–36
Number of employees (FTE, June 30)	110,409	103,876	6

1 For a breakdown of the individual adjustments see table “Non-IFRS Adjustments by Functional Areas” in this Quarterly Statement.

Due to rounding, numbers may not add up precisely

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Cloud Performance – Second quarter 2022

	IFRS		Non-IFRS[1]
€ millions, unless otherwise stated	Q2 2022	∆ in %	Q2 2022	∆ in %	∆ in % constant currency
Current Cloud Backlog
Total[2]	NA	NA	10,403	34	25
Thereof SAP S/4HANA[2]	NA	NA	2,258	100	87
Cloud Revenue
SaaS[3]	2,409	35	2,409	35	24
PaaS[4]	389	49	389	49	40
IaaS[5]	257	14	257	14	7
Total	3,056	34	3,056	34	24
Thereof SAP S/4HANA	472	84	472	84	72
Thereof Qualtrics	279	61	279	61	43
Cloud Gross Profit
SaaS[3]	1,753	41	1,813	40	28
PaaS[4]	310	47	310	47	41
IaaS[5]	70	–12	73	–11	–6
Total	2,132	39	2,196	38	28
Thereof Qualtrics	211	52	247	54	37
Cloud Gross Margin (in %)
SaaS[3] (in %)	72.8	3.1 pp	75.2	2.6 pp	2.6 pp
PaaS[4] (in %)	79.5	–1.2 pp	79.6	–1.2 pp	0.5 pp
IaaS[5] (in %)	27.1	–8.1 pp	28.5	–8.2 pp	–4.6 pp
Total	69.8	2.3 pp	71.9	1.8 pp	2.3 pp
Thereof Qualtrics	75.8	–4.4pp	88.6	–3.8 pp	–3.9 pp

1 For a breakdown of the individual adjustments, see table „Non-IFRS Adjustments by Functional Areas” in this Quarterly Statement.

2 As this is an order entry metric, there is no matching IFRS equivalent.

3 Software as a service

4 Platform as a service

5 Infrastructure as a service

Due to rounding, numbers may not add up precisely

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Cloud Performance – Six months ended June 2022

	IFRS		Non-IFRS[1]
€ millions, unless otherwise stated	Q1-Q2 2022	∆ in %	Q1-Q2 2022	∆ in %	∆ in % constant currency
Current Cloud Backlog
Total[2]	NA	NA	10,403	34	25
Thereof SAP S/4HANA[2]	NA	NA	2,258	100	87
Cloud Revenue
SaaS[3]	4,644	33	4,644	33	25
PaaS[4]	739	50	739	50	43
IaaS[5]	492	12	492	12	6
Total	5,876	33	5,876	33	25
Thereof SAP S/4HANA	876	81	876	81	71
Thereof Qualtrics	548	65	548	65	50
Cloud Gross Profit
SaaS[3]	3,343	38	3,453	36	27
PaaS[4]	583	46	583	46	41
IaaS[5]	129	–13	134	–12	–9
Total	4,054	36	4,170	35	27
Thereof Qualtrics	418	60	489	59	45
Cloud Gross Margin (in %)
SaaS[3] (in %)	72.0	2.3 pp	74.4	1.8 pp	1.6 pp
PaaS[4] (in %)	78.8	–1.9 pp	78.8	–2.0 pp	–0.9 pp
IaaS[5] (in %)	26.2	–7.6 pp	27.3	–7.7 pp	–5.0 pp
Total	69.0	1.7 pp	71.0	1.2 pp	1.4 pp
Thereof Qualtrics	76.3	–2.1pp	89.1	–3.2 pp	–3.3 pp

1 For a breakdown of the individual adjustments, see table „Non-IFRS Adjustments by Functional Areas” in this Quarterly Statement.

2 As this is an order entry metric, there is no matching IFRS equivalent.

3 Software as a service

4 Platform as a service

5 Infrastructure as a service

Due to rounding, numbers may not add up precisely

The Q1-Q2 2022 results were also impacted by other effects. For details, please refer to the disclosures on page 31 of this document.

Financial Highlights

Current cloud backlog exceeded €10 billion for the first time and was up 34% to €10.40 billion and up 25% at constant currencies, accelerating from 23% at constant currencies in the first quarter and demonstrating a strong foundation of future cloud revenue.

Driven by double-digit growth across the SaaS and PaaS portfolio, cloud revenue was up 34% to €3.06 billion, up 24% at constant currencies.

Our cloud gross margin was up 2.3 percentage points to 69.8% (IFRS) and up 1.8 percentage points to 71.9% (non-IFRS). This was driven by a strong increase in our SaaS margin, despite increased investments into our next generation cloud delivery program. Revenue growth, alongside cloud gross margin expansion, drove strong cloud gross profit growth of 39% (IFRS), 38% (non-IFRS) and 28% (non-IFRS at constant currencies).

IFRS operating profit decreased 32% to €673 million and IFRS operating margin decreased by 5.8 percentage points to 8.9%. Non-IFRS operating profit was down 13% to €1.68 billion and decreased 16% at constant currencies. Non-IFRS operating margin decreased by 6.5 percentage points to 22.4% and was down by 5.8 percentage points at constant

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currencies. This was mainly driven by reduced contribution from software licenses revenue, as well as significant bad debt expenses related to the war in Ukraine. In addition, IFRS operating profit was affected by restructuring expenses of €130 million, primarily incurred due to the exit from Russia and Belarus. Estimated immediate financial impacts of the war in Ukraine lowered IFRS operating profit growth by 28 percentage points, non-IFRS operating profit growth by 8 percentage points and non-IFRS operating profit growth at constant currencies by 6 percentage points.

IFRS earnings per share decreased 75% to €0.29 and non-IFRS earnings per share decreased 45% to €0.96. The year-over-year decline of earnings per share reflects a contribution to financial income by Sapphire Ventures that, due to current market conditions, was lower than in the same period last year. Our effective tax rate was 62.2% (IFRS) and 29.3% (non-IFRS). The year-over-year effective tax rate increase mainly resulted from changes in tax exempt income and non-deductible expenses. For non-IFRS, the changes in non-deductible expenses do not apply due to respective adjustments of pre-tax figures.

Free cash flow for the first six months was down 36% to €2.08 billion. The decrease versus last year is mainly attributable to the development of profitability and impacts from working capital due to SAP’s continuing move to the cloud. In the second half-year, we expect a more favorable cash flow development due to lower cash taxes and better profitability. We are therefore reiterating our free cash flow outlook for the year.

On January 13, SAP announced a new share repurchase program to support the transition of SAP’s share-based compensation programs to equity settlement, which was completed on April 29. SAP had repurchased 10,004,763 shares at an average price of €99.63 with a purchased value of approximately €997 million. In addition, on July 21, SAP announced another share buyback program of approximately €500 million. Repurchased shares will primarily be used to service awards granted under share-based compensation plans for employees.

Impact of War in Ukraine

In the first six months, SAP’s business was impacted by the war in Ukraine and SAP’s decision to wind down its business operations in Russia and Belarus.

In the second quarter current cloud backlog was approximately €64 million lower due to the termination of existing cloud engagements, reducing current cloud backlog growth by approximately 1 percentage point at constant currencies. IFRS and non-IFRS operating profit were lowered mainly due to reduced software licenses and support revenues and bad debt reserves recorded on trade receivables. IFRS operating profit was additionally affected by restructuring expenses of approximately €120 million incurred due to severance payments to employees in Russia and Belarus and further impairments of assets. The increase of restructuring expenses versus prior expectations is due to the appreciation of the Russian ruble over the past quarter. The overall impact on IFRS operating profit was approximately €280 million (first six months: approximately €350 million) and on non-IFRS operating profit approximately €160 million (first six months: approximately €230 million).

For the fiscal year, we expect a total revenue impact of approximately €300 million at constant currencies from lack of new business and discontinuation of existing business. For non-IFRS operating profit we expect an impact of approximately €350 million at constant currencies from the revenue gaps mentioned above and other expense items.

Other impacts due to this rapidly evolving situation are currently unknown and could potentially subject our business to materially adverse consequences should the situation escalate beyond its current scope.

Business Highlights

More than 650 customers chose SAP S/4HANA in the quarter, increasing total adoption to approximately 20,000 customers, up 15% year over year, of which more than 14,500 are live. In the second quarter, more than 60% of the additional SAP S/4HANA customers were net new.

In the second quarter, customers around the globe chose “RISE with SAP” to drive end-to-end business transformation, including ABB Information Systems, Bridgestone Australia, Capitec Bank, EisnerAmper, Hisense Group, Mitsubishi Materials Corporation, Moderna, Pitney Bowes, RWE, Sumitomo Rubber Industries, Zoomlion. Customers continue to expand their SAP landscape: Microsoft invested in “RISE with SAP”, while GlobalFoundries, HeidelbergCement, Malaysia Airlines, and Mapletree Investments combined the “RISE with SAP” offering with further solutions.

Key customer wins across SAP’s solution portfolio included: ALTANA, Analog Devices, ASUS, BeiGene, Coop Genossenschaft, Corning, Ericsson, Fisker Inc., FUNKE Mediengruppe, Kyndryl, Moët Hennessy, Persán, Positivo

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Tecnologia, Sportradar, Votorantim, Wieland-Werke. Antonio Puig, CONA Services, HCL Technologies, and Wittenstein all went live on SAP solutions in the second quarter.

SAP’s cloud revenue performance for the quarter was strong across all regions. Germany had an outstanding cloud revenue performance while the U.S., Brazil, Japan, India and Switzerland were particularly strong.

On May 4, SAP and Google Cloud announced an expansion of their relationship, unveiling new integrations between Google Workspace and SAP’s flagship cloud ERP, SAP S/4HANA Cloud.

On May 11, SAP and IBM announced the latest milestone in their long-standing partnership as IBM undertakes one of the world’s largest corporate transformation projects based on SAP ERP software, designed to fuel the company’s growth and better support its clients.

On May 18, SAP announced that the Annual General Meeting of Shareholders of SAP SE approved all proposals of the Executive Board and Supervisory Board. Prof. Dr. h. c. mult. Hasso Plattner, Dr. Rouven Westphal and Dr. Gunnar Wiedenfels were reelected and Jennifer Xin-Zhe Li was elected to the Supervisory Board. With these elections, the Supervisory Board has reached gender parity. In addition, the compensation report was approved and to ensure a smooth transition between auditors, KPMG, for fiscal year 2022, and the new auditor, BDO, for fiscal year 2023, were elected. Furthermore, the dividend proposal of €2.45 per share for fiscal year 2021 was approved. This amount includes a special dividend of €0.50 to mark the Company’s 50th anniversary.

Segment Results at a Glance

At the beginning of 2022, the Services segment was integrated into the former Applications, Technology & Support segment which was re-named to Applications, Technology & Services.

Therefore, SAP now has two reportable segments: the Applications, Technology & Services segment and the Qualtrics segment.

In addition, certain marketing costs that we primarily incur for product and solution-specific activities in the Applications, Technology & Services segment are now presented in the results of this segment and are no longer allocated to SAP’s corporate functions.

Segment Performance Second Quarter 2022

€ million, unless otherwise stated (Non-IFRS)	Applications, Technology & Services[1]			Qualtrics
	Actual Currency	∆ in %	∆ in % const. curr.	Actual Currency	∆ in %	∆ in % const. curr.
Cloud revenue	2,704	31	22	279	61	43
Segment revenue	7,109	11	4	330	57	39
Segment profit (loss)	2,094	–11	–15	17	25	45
Cloud gross margin (in %)	69.5	1.3pp	2.0pp	88.6	–3.8pp	–3.9pp
Segment margin (in %)	29.5	–7.4pp	–6.7pp	5.1	–1.3pp	0.2pp

1 Segment information for comparative prior periods were restated to conform with the new segment composition.

SAP’s two reportable segments showed the following performance:

Applications, Technology & Services (AT&S)

Segment revenue in AT&S was up 11% to €7.11 billion year over year, up 4% at constant currencies. Segment performance was mainly due to strong Cloud Revenue growth, driven by SAP S/4HANA as well as Business Technology Platform. Software licenses revenue decreased due to the shift to the cloud as more customers are adopting our ‘RISE with SAP’ offering. Segment support revenue was up 5% to €2.98 billion year over year and flat at constant currencies.

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Qualtrics

Qualtrics segment revenue was up 57% to €330 million year over year, up 39% at constant currencies. The continued strong growth was driven by robust renewal rates and expansions. LINE Plus, Merck KGaA, the New York City Department of Education, PGA TOUR, PNC Financial Services Group, Progress Residential, Scarlet Health, Tata Digital, Toyota North America, and Venues NSW, among others, selected Qualtrics Experience Management Solutions.

Business Outlook 2022

SAP is executing on its cloud-led strategy, which is driving accelerating cloud growth through both new business and cloud adoption by existing customers. The pace and scale of SAP’s cloud momentum places the Company well on track towards its mid-term ambition.

Financial Outlook

For 2022, SAP now expects:

•	€7.6 – 7.9 billion non-IFRS operating profit at constant currencies (2021: €8.23 billion), down 4% to 8% at constant currencies. The updated non-IFRS operating profit outlook range reflects the expected 2022 non-IFRS operating profit impact of approximately €350 million at constant currencies from the war in Ukraine and a potential continued marked decline of software licenses revenue. The previous range was €7.8 – 8.25 billion at constant currencies.

Despite the expected total revenue impact of approximately €300 million at constant currencies of the war in Ukraine and a further accelerated move of our customers from upfront software licenses revenue to the cloud in the current macro-environment, SAP continues to expect for 2022:

•	€11.55 – 11.85 billion cloud revenue at constant currencies (2021: €9.42 billion), up 23% to 26% at constant currencies.

•	€25.0 – 25.5 billion cloud and software revenue at constant currencies (2021: €24.08 billion), up 4% to 6% at constant currencies.

•	The share of more predictable revenue (defined as the total of cloud revenue and software support revenue) is expected to reach approximately 78% (2021: 75%).

•	Free cash flow above €4.5 billion (2021: €5.01 billion).

SAP is also updating its full-year 2022 effective tax rate outlook (IFRS) to 34.0% to 38.0% (previously: 28.0% to 32.0%). The adjustment mainly results from an updated projection of non-deductible expenses and of the lower 2022 financial income contribution of Sapphire Ventures given current market conditions. As the updated non-deductible expenses are not included in non-IFRS, SAP continues to anticipate a full-year 2022 effective tax rate (non-IFRS) of 23.0% to 27.0% but expects to be at the upper end of this range.

While SAP’s full-year 2022 business outlook is at constant currencies, actual currency reported figures are expected to be impacted by currency exchange rate fluctuations as the Company progresses through the year. See the table below for the Q3 and FY 2022 expected currency impacts.

Expected Currency Impact Assuming June 2022 Rates Apply for the Rest of the Year

In percentage points	Q3 2022	FY 2022
Cloud revenue growth	+8pp to +10pp	+7pp to +9pp
Cloud and software revenue growth	+5pp to +7pp	+4pp to +6pp
Operating profit growth (non-IFRS)	+3.5pp to +5.5pp	+2.5pp to +4.5pp

Non-Financial Outlook

SAP now expects the Employee Engagement Index to be in a range of 80% to 84% in 2022 (previously: 84% to 86%).

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In 2022, SAP continues to expect:

■	a Customer Net Promoter Score of 11 to 15 (2021: 10)

■	Net carbon emissions of 70 kt (2021: 110 kt)

Ambition 2025

SAP reiterates its mid-term ambition published in its Q3 2020 Quarterly Statement including the commitment of double-digit growth of operating profit in 2023. In light of its strong cloud momentum and most recent favorable currency exchange rates development, SAP expects to update its mid-term ambition in the upcoming quarters.

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Additional Information

This press release and all information therein is preliminary and unaudited.

SAP Performance Measures

For more information about our key growth metrics and performance measures, their calculation, their usefulness, and their limitation, please refer to the following document on our Investor Relations website: SAP Performance Measures.

Webcast

SAP senior management will host a financial analyst conference call on Thursday, July 21st at 2:00 PM (CET) / 1:00 PM (GMT) / 8:00 AM (Eastern) / 5:00 AM (Pacific). The conference will be webcast live on the Company’s website at www.sap.com/investor and will be available for replay. Supplementary financial information pertaining to the first quarter can be found at www.sap.com/investor.

About SAP

SAP’s strategy is to help every business run as an intelligent enterprise. As a market leader in enterprise application software, we help companies of all sizes and in all industries run at their best: SAP customers generate 87% of total global commerce. Our machine learning, Internet of Things (IoT), and advanced analytics technologies help turn customers’ businesses into intelligent enterprises. SAP helps give people and organizations deep business insight and fosters collaboration that helps them stay ahead of their competition. We simplify technology for companies so they can consume our software the way they want – without disruption. Our end-to-end suite of applications and services enables business and public customers across 25 industries globally to operate profitably, adapt continuously, and make a difference. With a global network of customers, partners, employees, and thought leaders, SAP helps the world run better and improve people’s lives. For more information, visit www.sap.com.

For more information, financial community only:

Anthony Coletta	+49 (6227) 7-60437	investor@sap.com, CET

Follow SAP Investor Relations on Twitter at @sapinvestor.

For more information, press only:

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Daniel Reinhardt	+49 (6227) 7-40201	daniel.reinhardt@sap.com, CET

For customers interested in learning more about SAP products:

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This document contains forward-looking statements, which are predictions, projections, or other statements about future events. These statements are based on current expectations, forecasts, and assumptions that are subject to risks and uncertainties that could cause actual results and outcomes to materially differ. Additional information regarding these risks and uncertainties may be found in our filings with the Securities and Exchange Commission, including but not limited to the risk factors section of SAP’s 2021 Annual Report on Form 20-F.

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Financial and Non-Financial Key Facts (IFRS and Non-IFRS)

€ millions, unless otherwise stated	Q1 2021	Q2 2021	Q3 2021	Q4 2021	TY 2021	Q1 2022	Q2 2022
Revenues
Cloud	2,145	2,276	2,386	2,611	9,418	2,820	3,056
% change – yoy	7	11	20	28	17	31	34
% change constant currency – yoy	13	17	20	24	19	25	24
SAP S/4HANA Cloud	227	257	276	329	1,090	404	472
% change – yoy	36	33	46	65	46	78	84
% change constant currency – yoy	43	39	46	61	47	71	72
Software licenses	483	650	657	1,458	3,248	317	426
% change – yoy	7	–16	–8	–14	–11	–34	–34
% change constant currency – yoy	11	–13	–8	–17	–11	–36	–38
Software support	2,801	2,823	2,867	2,920	11,412	2,923	2,977
% change – yoy	–5	–2	1	3	–1	4	5
% change constant currency – yoy	0	1	1	1	1	1	0
Software licenses and support	3,283	3,474	3,524	4,379	14,660	3,240	3,403
% change – yoy	–3	–5	–1	–4	–3	–1	–2
% change constant currency – yoy	1	–2	–1	–6	–2	–4	–7
Cloud and software	5,428	5,750	5,910	6,990	24,078	6,060	6,459
% change – yoy	1	1	7	6	4	12	12
% change constant currency – yoy	6	5	6	3	5	7	5
Total revenue	6,348	6,669	6,845	7,981	27,842	7,077	7,517
% change – yoy	–3	–1	5	6	2	11	13
% change constant currency – yoy	2	3	5	3	3	7	5
Share of more predictable revenue (in %)	78	76	77	69	75	81	80
Profits
Operating profit (loss) (IFRS)	960	984	1,249	1,463	4,656	1,053	673
Operating profit (loss) (non-IFRS)	1,738	1,922	2,102	2,468	8,230	1,677	1,680
% change	17	–2	2	–11	–1	–4	–13
% change constant currency	24	3	2	–12	1	–7	–16
Profit (loss) after tax (IFRS)	1,070	1,449	1,418	1,440	5,376	632	203
Profit (loss) after tax (non-IFRS)	1,720	2,214	2,129	2,274	8,337	1,166	1,093
% change	70	59	1	12	28	–32	–51
Margins
Cloud gross margin (IFRS, in %)	67.2	67.5	67.0	66.6	67.0	68.2	69.8
Cloud gross margin (non-IFRS, in %)	69.5	70.0	69.4	69.0	69.5	70.0	71.9
Software license and support gross margin (IFRS, in %)	85.7	86.5	87.1	87.9	86.9	87.0	87.7
Software license and support gross margin (non-IFRS, in %)	86.3	87.3	87.8	88.5	87.6	87.5	88.5
Cloud and software gross margin (IFRS, in %)	78.4	79.0	79.0	79.9	79.1	78.2	79.2
Cloud and software gross margin (non-IFRS, in %)	79.7	80.5	80.4	81.2	80.5	79.4	80.6
Gross margin (IFRS, in %)	70.3	70.8	71.4	73.0	71.5	70.3	70.7
Gross margin (non-IFRS, in %)	72.3	73.4	73.6	75.1	73.7	72.0	73.1
Operating margin (IFRS, in %)	15.1	14.8	18.2	18.3	16.7	14.9	8.9
Operating margin (non-IFRS, in %)	27.4	28.8	30.7	30.9	29.6	23.7	22.4
ATS segment – Cloud gross margin (in %)	67.7	68.2	67.6	66.8	67.6	67.8	69.5
ATS segment – Segment gross margin (in %)	72.8	73.9	74.4	74.8	74.0	71.8	72.9
ATS segment – Segment margin in %	35.4	36.8	38.2	36.9	36.8	30.7	29.5
Qualtrics segment – Cloud gross margin (in %)	92.2	92.4	91.6	90.2	91.5	89.6	88.6
Qualtrics segment – Segment gross margin (in %)	79.5	80.3	80.7	78.1	79.6	78.9	77.5
Qualtrics segment – Segment margin (in %)	6.3	6.3	6.0	1.6	4.8	3.1	5.1

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Key Profit Ratios
Effective tax rate (IFRS, in %)	20.0	19.7	18.9	26.4	21.5	33.1	62.2
Effective tax rate (non-IFRS, in %)	18.7	19.2	18.2	23.2	20.0	25.7	29.3
Earnings per share, basic (IFRS, in €)	0.88	1.15	1.19	1.23	4.46	0.63	0.29
Earnings per share, basic (non-IFRS, in €)	1.40	1.75	1.74	1.85	6.73	1.00	0.96
Order Entry and current cloud backlog
Current cloud backlog	7,628	7,766	8,171	9,447	9,447	9,731	10,403
% change – yoy	15	17	24	32	32	28	34
% change constant currency – yoy	19	20	22	26	26	23	25
SAP S/4HANA Current cloud backlog	1,036	1,130	1,283	1,707	1,707	1,925	2,258
% change – yoy	39	45	60	84	84	86	100
% change constant currency – yoy	43	48	58	76	76	79	87
Share of cloud orders greater than €5 million based on total cloud order entry volume (in %)[3]	25	29	38	45	41	41	48
Share of cloud orders smaller than €1 million based on total cloud order entry volume (in %)[3]	45	38	35	27	28	31	28
Share of orders greater than €5 million based on total software order entry volume (in %)	23	22	31	24	25	40	33
Share of orders smaller than €1 million based on total software order entry volume (in %)	42	43	41	36	39	33	40
Liquidity and Cash Flow
Net cash flows from operating activities	3,085	686	1,183	1,269	6,223	2,482	268
Capital expenditure	–153	–191	–202	–255	–800	–221	–235
Payments of lease liabilities	–84	–92	–99	–98	–374	–95	–120
Free cash flow	2,848	403	881	916	5,049	2,165	–86
% of total revenue	45	6	13	11	18	31	–1
% of profit after tax (IFRS)	266	28	62	64	94	343	–42
Group liquidity	11,573	8,548	9,375	11,530	11,530	11,283	8,256
Financial debt (–)	–14,230	–13,116	–12,994	–13,094	–13,094	–12,171	–12,282
Net debt (–)	–2,658	–4,568	–3,619	–1,563	–1,563	–888	–4,026
Financial Position
Cash and cash equivalents	10,332	7,764	7,943	8,898	8,898	8,942	7,492
Goodwill	29,328	29,020	29,600	31,090	31,090	32,172	33,913
Total assets	66,477	63,075	65,029	71,169	71,169	76,387	75,575
Contract liabilities (current)	6,568	5,958	4,627	4,431	4,431	7,630	6,883
Equity ratio (total equity in % of total assets)	52	54	57	58	58	56	57
Non-Financials
Number of employees (quarter end)[1]	103,142	103,876	105,015	107,415	107,415	109,798	110,409
Employee retention (in %, rolling 12 months)	95.4	94.8	93.7	92.8	92.8	92.1	91.6
Women in management (in %, quarter end)	27.6	27.9	28.2	28.3	28.3	28.6	28.8
Net carbon emissions[2] (in kilotons)	30	20	25	35	110	20	25

1 In full-time equivalents

2 In CO2 equivalents

3 To conform to refined calculation logic prior quarters have been adjusted

Due to rounding, numbers may not add up precisely.

12/31

Primary Financial Statements of SAP Group (IFRS)

(A)   Consolidated Income Statements

(A.1)   Consolidated Income Statements – Quarter

€ millions, unless otherwise stated	Q2 2022	Q2 2021	∆ in %
Cloud	3,056	2,276	34
Software licenses	426	650	–34
Software support	2,977	2,823	5
Software licenses and support	3,403	3,474	–2
Cloud and software	6,459	5,750	12
Services	1,057	920	15
Total revenue	7,517	6,669	13

Cost of cloud	–924	–740	25
Cost of software licenses and support	–419	–468	–10
Cost of cloud and software	–1,343	–1,208	11
Cost of services	–856	–738	16
Total cost of revenue	–2,199	–1,946	13
Gross profit	5,318	4,723	13
Research and development	–1,545	–1,306	18
Sales and marketing	–2,343	–1,828	28
General and administration	–530	–593	–11
Restructuring	–130	–6	>100
Other operating income/expense, net	–98	–5	>100
Total operating expenses	–6,844	–5,685	20
Operating profit (loss)	673	984	–32

Other non-operating income/expense, net	–17	–33	–50
Finance income	178	1,002	–82
Finance costs	–297	–149	99
Financial income, net	–118	853	<-100
Profit (loss) before tax	538	1,804	–70

Income tax expense	–335	–355	–6
Profit (loss) after tax	203	1,449	–86
Attributable to owners of parent	334	1,356	–75
Attributable to non-controlling interests	–131	93	<-100

Earnings per share, basic (in €)[1]	0.29	1.15	–75
Earnings per share, diluted (in €)[1]	0.28	1.15	–75

1 For the three months ended June 30, 2022 and 2021, the weighted average number of shares was 1,171 million (diluted 1,174 million) and 1,180 million (diluted: 1,180 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

13/31

(A.2)   Consolidated Income Statements – Year-to-Date

€ millions, unless otherwise stated	Q1–Q2 2022	Q1–Q2 2021	∆ in %
Cloud	5,876	4,421	33
Software licenses	743	1,133	–34
Software support	5,900	5,624	5
Software licenses and support	6,643	6,757	–2
Cloud and software	12,519	11,178	12
Services	2,075	1,839	13
Total revenue	14,594	13,017	12

Cost of cloud	–1,822	–1,444	26
Cost of software licenses and support	–841	–939	–10
Cost of cloud and software	–2,663	–2,383	12
Cost of services	–1,635	–1,447	13
Total cost of revenue	–4,298	–3,830	12
Gross profit	10,296	9,187	12
Research and development	–2,970	–2,478	20
Sales and marketing	–4,330	–3,491	24
General and administration	–1,034	–1,098	–6
Restructuring	–119	–164	–27
Other operating income/expense, net	–118	–12	>100
Total operating expenses	–12,868	–11,073	16
Operating profit (loss)	1,726	1,944	–11

Other non-operating income/expense, net	–69	29	<-100
Finance income	521	1,549	–66
Finance costs	–695	–381	82
Financial income, net	–174	1,168	<-100
Profit (loss) before tax	1,483	3,141	–53

Income tax expense	–648	–622	4
Profit (loss) after tax	835	2,519	–67
Attributable to owners of parent	1,074	2,396	–55
Attributable to non-controlling interests	–239	123	<-100

Earnings per share, basic (in €)[1]	0.92	2.03	–55
Earnings per share, diluted (in €)[1]	0.91	2.03	–55

1 For the six months ended June 30, 2022 and 2021, the weighted average number of shares was 1,174 million (diluted: 1,174 million) and 1,180 million (diluted: 1,180 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

14/31

(B)	Consolidated Statements of Financial Position

as at 06/30/2022 and 12/31/2021
€ millions	2022	2021
Cash and cash equivalents	7,492	8,898
Other financial assets	987	2,758
Trade and other receivables	8,674	6,352
Other non-financial assets	2,112	1,633
Tax assets	856	403
Total current assets	20,121	20,044
Goodwill	33,913	31,090
Intangible assets	4,295	3,965
Property, plant, and equipment	4,996	4,977
Other financial assets	6,920	6,275
Trade and other receivables	113	147
Other non-financial assets	3,010	2,628
Tax assets	307	263
Deferred tax assets	1,901	1,779
Total non-current assets	55,454	51,125
Total assets	75,575	71,169

€ millions	2022	2021
Trade and other payables	1,939	1,580
Tax liabilities	317	304
Financial liabilities	8,150	4,528
Other non-financial liabilities	3,458	5,203
Provisions	148	89
Contract liabilities	6,883	4,431
Total current liabilities	20,894	16,136
Trade and other payables	104	122
Tax liabilities	903	827
Financial liabilities	9,515	11,042
Other non-financial liabilities	657	860
Provisions	382	355
Deferred tax liabilities	300	291
Contract liabilities	33	13
Total non-current liabilities	11,894	13,510
Total liabilities	32,788	29,645
Issued capital	1,229	1,229
Share premium	2,547	1,918
Retained earnings	35,109	37,022
Other components of equity	5,031	1,756
Treasury shares	–4,072	–3,072
Equity attributable to owners of parent	39,844	38,852

Non-controlling interests	2,943	2,670
Total equity	42,787	41,523
Total equity and liabilities	75,575	71,169

Due to rounding, numbers may not add up precisely.

15/31

(C)	Consolidated Statements of Cash Flows

€ millions	Q1–Q2 2022	Q1–Q2 2021
Profit (loss) after tax	835	2,519
Adjustments to reconcile profit (loss) after tax to net cash flows from operating activities:
Depreciation and amortization	933	871
Share-based payment expense	1,184	1,256
Income tax expense	648	622
Financial income, net	174	–1,168
Decrease/increase in allowances on trade receivables	108	–11
Other adjustments for non-cash items	7	110
Decrease/increase in trade and other receivables	865	1,074
Decrease/increase in other assets	–621	–229
Increase/decrease in trade payables, provisions, and other liabilities	–1,312	–1,024
Increase/decrease in contract liabilities	2,133	1,888
Share-based payments	–918	–779
Interest paid	–140	–125
Interest received	45	21
Income taxes paid, net of refunds	–1,192	–1,254
Net cash flows from operating activities	2,750	3,771
Business combinations, net of cash and cash equivalents acquired	–627	–995
Purchase of intangible assets or property, plant, and equipment	–456	–344
Proceeds from sales of intangible assets or property, plant, and equipment	51	40
Purchase of equity or debt instruments of other entities	–2,256	–754
Proceeds from sales of equity or debt instruments of other entities	4,005	1,325
Cash flows from advances (supply chain financing)[1]	–1,432	0
Net cash flows from investing activities	–715	–728
Dividends paid	–2,865	–2,182
Dividends paid on non-controlling interests	–3	–16
Purchase of treasury shares	–1,000	0
Proceeds from changes in ownership interests in subsidiaries that do not result in the loss of control	21	1,847
Payments for taxes related to net share settlement of equity awards	–224	0
Proceeds from borrowings	38	1,600
Repayments of borrowings	–944	–1,802
Payments of lease liabilities	–215	–176
Cash flows with funders (supply chain financing)[1]	1,409	0
Net cash flows from financing activities	–3,782	–729
Effect of foreign currency rates on cash and cash equivalents	341	139
Net decrease/increase in cash and cash equivalents	–1,406	2,453
Cash and cash equivalents at the beginning of the period	8,898	5,311
Cash and cash equivalents at the end of the period	7,492	7,764
[1] For more information, see Note (M) in this Quarterly Statement or Note (D.1) in the SAP Half-Year Report 2022.
Due to rounding, numbers may not add up precisely.

16/31

Non-IFRS Numbers

(D)	Basis of Non-IFRS Presentation

We disclose certain financial measures such as revenue (non-IFRS), expense (non-IFRS), and profit measures (non-IFRS) that are not prepared in accordance with IFRS and are therefore considered non-IFRS financial measures.

For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as our constant currency and free cash flow figures, see Explanation of Non-IFRS Measures online.

17/31

(E)	Reconciliation from Non-IFRS Numbers to IFRS Numbers

(E.1)	Reconciliation from Non-IFRS Numbers to IFRS Numbers – Quarter

€ millions, unless otherwise stated	Q2 2022					Q2 2021			∆ in %
	IFRS	Adj.	Non- IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non- IFRS	IFRS	Non- IFRS	Non-IFRS Constant Currency[1]
Revenue Numbers
Cloud	3,056		3,056	–232	2,824	2,276		2,276	34	34	24
Software licenses	426		426	–25	401	650		650	–34	–34	–38
Software support	2,977		2,977	–158	2,820	2,823		2,823	5	5	0
Software licenses and support	3,403		3,403	–183	3,221	3,474		3,474	–2	–2	–7
Cloud and software	6,459		6,459	–414	6,045	5,750		5,750	12	12	5
Services	1,057		1,057	–70	987	920		920	15	15	7
Total revenue	7,517		7,517	–484	7,033	6,669		6,669	13	13	5

Operating Expense Numbers
Cost of cloud	–924	64	–860			–740	57	–682	25	26
Cost of software licenses and support	–419	28	–391			–468	29	–439	–10	–11
Cost of cloud and software	–1,343	92	–1,252			–1,208	86	–1,122	11	12
Cost of services	–856	87	–769			–738	87	–651	16	18
Total cost of revenue	–2,199	179	–2,020			–1,946	173	–1,773	13	14
Gross profit	5,318	179	5,496			4,723	173	4,896	13	12
Research and development	–1,545	181	–1,363			–1,306	157	–1,149	18	19
Sales and marketing	–2,343	315	–2,028			–1,828	294	–1,534	28	32
General and administration	–530	203	–326			–593	307	–286	–11	14
Restructuring	–130	130	0			–6	6	0	>100	NA
Other operating income/expense, net	–98	0	–98			–5	0	–5	>100	>100
Total operating expenses	–6,844	1,008	–5,836	419	–5,417	–5,685	938	–4,748	20	23	14

Profit Numbers
Operating profit (loss)	673	1,008	1,680	–65	1,615	984	938	1,922	–32	–13	–16
Other non-operating income/expense, net	–17	0	–17			–33	0	–33	–50	–50
Finance income	178	0	178			1,002	0	1,002	–82	–82
Finance costs	–297	0	–297			–149	0	–149	99	99
Financial income, net	–118	0	–118			853	0	853	<-100	<-100
Profit (loss) before tax	538	1,008	1,546			1,804	938	2,741	–70	–44
Income tax expense	–335	–118	–453			–355	–173	–528	–6	–14
Profit (loss) after tax	203	890	1,093			1,449	765	2,214	–86	–51
Attributable to owners of parent	334	794	1,129			1,356	706	2,061	–75	–45
Attributable to non-controlling interests	–131	95	–36			93	59	153	<-100	<-100

Key Ratios
Operating margin (in %)	8.9		22.4		23.0	14.8		28.8	–5.8pp	–6.5pp	–5.8pp
Effective tax rate (in %)[2]	62.2		29.3			19.7		19.2	42.5pp	10.0pp
Earnings per share, basic (in €)	0.29		0.96			1.15		1.75	–75	–45

1 Constant currency period-over-period changes are calculated by comparing the current year's non-IFRS constant currency numbers with the non-IFRS numbers of the previous year's respective period.

2 The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in Q2 2022 mainly resulted from tax effects of share-based payment expenses, acquisition-related charges and restructuring expenses. The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in Q2 2021 mainly resulted from tax effects of share-based payment expenses and acquisition-related charges.

Due to rounding, numbers may not add up precisely.

18/31

(E.2)	Reconciliation from Non-IFRS Numbers to IFRS Numbers – Year-to-Date

€ millions, unless otherwise stated	Q1–Q2 2022					Q1–Q2 2021			∆ in %
	IFRS	Adj.	Non- IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Adj.	Non- IFRS	IFRS	Non- IFRS	Non-IFRS Constant Currency[1]
Revenue Numbers
Cloud	5,876		5,876	–361	5,515	4,421		4,421	33	33	25
Software licenses	743		743	–35	708	1,133		1,133	–34	–34	–38
Software support	5,900		5,900	–251	5,649	5,624		5,624	5	5	0
Software licenses and support	6,643		6,643	–287	6,357	6,757		6,757	–2	–2	–6
Cloud and software	12,519		12,519	–647	11,872	11,178		11,178	12	12	6
Services	2,075		2,075	–108	1,967	1,839		1,839	13	13	7
Total revenue	14,594		14,594	–755	13,839	13,017		13,017	12	12	6

Operating Expense Numbers
Cost of cloud	–1,822	116	–1,706			–1,444	108	–1,336	26	28
Cost of software licenses and support	–841	45	–796			–939	50	–889	–10	–10
Cost of cloud and software	–2,663	161	–2,502			–2,383	158	–2,225	12	12
Cost of services	–1,635	133	–1,502			–1,447	139	–1,308	13	15
Total cost of revenue	–4,298	294	–4,003			–3,830	297	–3,533	12	13
Gross profit	10,296	294	10,591			9,187	297	9,484	12	12
Research and development	–2,970	284	–2,686			–2,478	251	–2,227	20	21
Sales and marketing	–4,330	520	–3,810			–3,491	482	–3,009	24	27
General and administration	–1,034	415	–619			–1,098	522	–576	–6	7
Restructuring	–119	119	0			–164	164	0	–27	NA
Other operating income/expense, net	–118	0	–118			–12	0	–12	>100	>100
Total operating expenses	–12,868	1,632	–11,236	628	–10,608	–11,073	1,715	–9,357	16	20	13

Profit Numbers
Operating profit (loss)	1,726	1,632	3,358	–127	3,231	1,944	1,715	3,660	–11	–8	–12
Other non-operating income/expense, net	–69	0	–69			29	0	29	<-100	<-100
Finance income	521	0	521			1,549	0	1,549	–66	–66
Finance costs	–695	0	–695			–381	0	–381	82	82
Financial income, net	–174	0	–174			1,168	0	1,168	<-100	<-100
Profit (loss) before tax	1,483	1,632	3,115			3,141	1,715	4,856	–53	–36
Income tax expense	–648	–208	–856			–622	–300	–922	4	–7
Profit (loss) after tax	835	1,424	2,259			2,519	1,415	3,934	–67	–43
Attributable to owners of parent	1,074	1,232	2,306			2,396	1,310	3,706	–55	–38
Attributable to non-controlling interests	–239	192	–47			123	105	228	<-100	<-100

Key Ratios
Operating margin (in %)	11.8		23.0		23.3	14.9		28.1	–3.1pp	–5.1pp	–4.8pp
Effective tax rate (in %)[2]	43.7		27.5			19.8		19.0	23.9pp	8.5pp
Earnings per share, basic (in €)	0.92		1.96			2.03		3.14	–55	–37

1 Constant-currency period-over-period changes are calculated by comparing the current year's non-IFRS constant-currency numbers with the non-IFRS number of the previous year's respective period.

2 The difference between our effective tax rate (IFRS) and effective tax rate (non-IFRS) in the first half of 2022 and 2021 mainly resulted from tax effects of share-based payment expenses, acquisition-related charges and restructuring expenses.

Due to rounding, numbers may not add up precisely.

19/31

(F)	Non-IFRS Adjustments – Actuals and Estimates

€ millions	Estimated Amounts for Full Year 2022	Q1–Q2 2022	Q2 2022	Q1–Q2 2021	Q2 2021
Operating profit (loss) (IFRS)		1,726	673	1,944	984
Adjustment for acquisition-related charges	620–720	328	165	296	147
Adjustment for share-based payment expenses	2,500–2,700	1,184	714	1,256	784
Adjustment for restructuring	130–150	119	130	164	6
Operating expense adjustments		1,632	1,008	1,715	938
Operating profit (loss) (non-IFRS)		3,358	1,680	3,660	1,922

Due to rounding, numbers may not add up precisely.

(G)	Non-IFRS Adjustments by Functional Areas

€ millions	Q2 2022					Q2 2021
	IFRS	Acquisition- Related	SBP[1]	Restruc- turing	Non-IFRS	IFRS	Acquisition- Related	SBP[1]	Restruc- turing	Non-IFRS
Cost of cloud	–924	44	20	0	–860	–740	41	16	0	–682
Cost of software licenses and support	–419	8	20	0	–391	–468	8	21	0	–439
Cost of services	–856	6	81	0	–769	–738	5	82	0	–651
Research and development	–1,545	3	178	0	–1,363	–1,306	2	156	0	–1,149
Sales and marketing	–2,343	104	211	0	–2,028	–1,828	91	203	0	–1,534
General and administration	–530	1	202	0	–326	–593	1	306	0	–286
Restructuring	–130	0	0	130	0	–6	0	0	6	0
Other operating income/expense, net	–98	0	0	0	–98	–5	0	0	0	–5
Total operating expenses	–6,844	165	714	130	–5,836	–5,685	147	784	6	–4,748

€ millions	Q1–Q2 2022					Q1–Q2 2021
	IFRS	Acquisition- Related	SBP[1]	Restruc- turing	Non-IFRS	IFRS	Acquisition- Related	SBP[1]	Restruc- turing	Non-IFRS
Cost of cloud	–1,822	85	31	0	–1,706	–1,444	80	28	0	–1,336
Cost of software licenses and support	–841	15	30	0	–796	–939	16	34	0	–889
Cost of services	–1,635	11	122	0	–1,502	–1,447	10	129	0	–1,308
Research and development	–2,970	5	279	0	–2,686	–2,478	3	248	0	–2,227
Sales and marketing	–4,330	205	315	0	–3,810	–3,491	181	301	0	–3,009
General and administration	–1,034	7	408	0	–619	–1,098	6	516	0	–576
Restructuring	–119	0	0	119	0	–164	0	0	164	0
Other operating income/expense, net	–118	0	0	0	–118	–12	0	0	0	–12
Total operating expenses	–12,868	328	1,184	119	–11,236	–11,073	296	1,256	164	–9,357

1 Share-based Payments

Due to rounding, numbers may not add up precisely.

20/31

If not presented in a separate line item in our income statement, the restructuring expenses would break down as follows:

€ millions	Q2 2022	Q1–Q2 2022	Q2 2021	Q1–Q2 2021
Cost of cloud	–5	12	–1	–130
Cost of software licenses and support	–3	–4	–1	–4
Cost of services	–59	–61	–1	–15
Research and development	–4	–7	–2	–11
Sales and marketing	–56	–57	–1	–3
General and administration	–2	–3	0	–1
Restructuring expenses	–130	–119	–6	–164

Due to rounding, numbers may not add up precisely.

21/31

Disaggregations

(H)	Segment Reporting

(H.1)	Segment Policies and Segment Changes

SAP has two reportable segments: the Applications, Technology & Services segment and the Qualtrics segment.

For a more detailed description of SAP’s segment reporting, see Note (C.1) “Results of Segments” of our Consolidated Half-Year Financial Statements 2022.

(H.2)	Segment Reporting – Quarter

Applications, Technology & Services

€ millions, unless otherwise stated (non-IFRS)	Q2 2022		Q2 2021	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud	2,704	2,507	2,063	31	22
Software licenses	425	400	649	–34	–38
Software support	2,977	2,819	2,823	5	0
Software licenses and support	3,402	3,220	3,472	–2	–7
Cloud and software	6,106	5,726	5,535	10	3
Services	1,003	940	877	14	7
Total segment revenue	7,109	6,666	6,412	11	4
Cost of cloud	–824	–747	–656	26	14
Cost of software licenses and support	–403	–380	–410	–2	–7
Cost of cloud and software	–1,227	–1,127	–1,066	15	6
Cost of services	–697	–659	–608	15	8
Total cost of revenue	–1,924	–1,786	–1,674	15	7
Segment gross profit	5,185	4,879	4,738	9	3
Other segment expenses	–3,091	–2,869	–2,377	30	21
Segment profit (loss)	2,094	2,011	2,361	–11	–15
Margins
Cloud gross margin (in %)	69.5	70.2	68.2	1.3pp	2.0pp
Segment gross margin (in %)	72.9	73.2	73.9	–1.0pp	–0.7pp
Segment margin (in %)	29.5	30.2	36.8	–7.4pp	–6.7pp

Due to rounding, numbers may not add up precisely.

22/31

Qualtrics

€ millions, unless otherwise stated (non-IFRS)	Q2 2022		Q2 2021	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud	279	248	174	61	43
Cloud and software	279	248	174	61	43
Services	51	45	37	38	22
Total segment revenue	330	293	211	57	39
Cost of cloud	–32	–28	–13	>100	>100
Cost of cloud and software	–32	–28	–13	>100	>100
Cost of services	–43	–38	–28	51	36
Total cost of revenue	–74	–67	–41	80	61
Segment gross profit	256	226	169	51	34
Other segment expenses	–239	–207	–156	53	33
Segment profit (loss)	17	19	13	25	45
Margins
Cloud gross margin (in %)	88.6	88.5	92.4	–3.8pp	–3.9pp
Segment gross margin (in %)	77.5	77.2	80.3	–2.9pp	–3.1pp
Segment margin (in %)	5.1	6.6	6.3	–1.3pp	0.2pp

Due to rounding, numbers may not add up precisely.

23/31

(H.3)	Segment Reporting – Year-to-Date

Applications, Technology & Services

€ millions, unless otherwise stated (non-IFRS)	Q1–Q2 2022		Q1–Q2 2021	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud	5,199	4,891	4,015	29	22
Software licenses	740	705	1,132	–35	–38
Software support	5,899	5,648	5,623	5	0
Software licenses and support	6,640	6,353	6,755	–2	–6
Cloud and software	11,838	11,245	10,769	10	4
Services	1,966	1,868	1,749	12	7
Total segment revenue	13,804	13,113	12,519	10	5
Cost of cloud	–1,629	–1,512	–1,287	27	18
Cost of software licenses and support	–810	–772	–832	–3	–7
Cost of cloud and software	–2,438	–2,285	–2,119	15	8
Cost of services	–1,375	–1,316	–1,214	13	8
Total cost of revenue	–3,814	–3,600	–3,333	14	8
Segment gross profit	9,991	9,512	9,186	9	4
Other segment expenses	–5,841	–5,526	–4,663	25	19
Segment profit (loss)	4,149	3,986	4,523	–8	–12
Margins
Cloud gross margin (in %)	68.7	69.1	67.9	0.7pp	1.1pp
Segment gross margin (in %)	72.4	72.5	73.4	–1.0pp	–0.8pp
Segment margin (in %)	30.1	30.4	36.1	–6.1pp	–5.7pp

Due to rounding, numbers may not add up precisely.

24/31

Qualtrics

€ millions, unless otherwise stated (non-IFRS)	Q1–Q2 2022		Q1–Q2 2021	∆ in %	∆ in %
	Actual Currency	Constant Currency	Actual Currency	Actual Currency	Constant Currency
Cloud	548	500	333	65	50
Cloud and software	548	500	333	65	50
Services	102	92	80	27	15
Total segment revenue	650	592	413	57	43
Cost of cloud	–60	–55	–26	>100	>100
Cost of cloud and software	–60	–55	–26	>100	>100
Cost of services	–82	–76	–57	44	32
Total cost of revenue	–142	–130	–83	72	58
Segment gross profit	508	461	330	54	40
Other segment expenses	–481	–431	–304	58	42
Segment profit (loss)	26	30	26	2	17
Margins
Cloud gross margin (in %)	89.1	89.0	92.3	–3.2pp	–3.3pp
Segment gross margin (in %)	78.1	78.0	80.0	–1.8pp	–2.0pp
Segment margin (in %)	4.1	5.1	6.3	–2.2pp	–1.2pp

Due to rounding, numbers may not add up precisely.

25/31

(I)	Reconciliation of Cloud Revenues and Margins

(I.1)	Reconciliation of Cloud Revenues and Margins – Quarter

€ millions, unless otherwise stated	Q2 2022				Q2 2021		∆ in %
	IFRS	Non- IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Non- IFRS	IFRS	Non- IFRS	Non-IFRS Constant Currency[4]
Cloud revenue – SaaS[1]	2,409	2,409	–191	2,218	1,789	1,789	35	35	24
Cloud revenue – PaaS[2]	389	389	–24	366	262	262	49	49	40
Cloud revenue – IaaS[3]	257	257	–17	240	225	225	14	14	7
Cloud revenue	3,056	3,056	–232	2,824	2,276	2,276	34	34	24
Cloud gross margin – SaaS[1] (in %)	72.8	75.2		75.2	69.6	72.6	3.1 pp	2.6 pp	2.6 pp
Cloud gross margin – PaaS[2] (in %)	79.5	79.6		81.4	80.7	80.8	–1.2 pp	–1.2 pp	0.5 pp
Cloud gross margin – IaaS[3] (in %)	27.1	28.5		32.1	35.2	36.7	–8.1 pp	–8.2 pp	–4.6 pp
Cloud gross margin (in %)	69.8	71.9		72.3	67.5	70.0	2.3 pp	1.8 pp	2.3 pp

1 Software as a service

2 Platform as a service

3 Infrastructure as a service

4 Constant currency period-over-period changes are calculated by comparing the current year's non-IFRS constant currency numbers with the non-IFRS numbers of the previous year's respective period.

As of Q1 2022, the allocation of cloud revenues and -expenses to cloud service models has been aligned to internal reporting structures. Presented 2021 comparable periods have been updated accordingly.

Due to rounding, numbers may not add up precisely.

26/31

(I.2)	Reconciliation of Cloud Revenues and Margins – Year-to-Date

€ millions, unless otherwise stated	Q1-Q2 2022				Q1-Q2 2021		∆ in %
	IFRS	Non- IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Non- IFRS	IFRS	Non- IFRS	Non-IFRS Constant Currency[4]
Cloud revenue – SaaS[1]	4,644	4,644	–298	4,347	3,489	3,489	33	33	25
Cloud revenue – PaaS[2]	739	739	–37	703	493	493	50	50	43
Cloud revenue – IaaS[3]	492	492	–26	466	439	439	12	12	6
Cloud revenue	5,876	5,876	–361	5,515	4,421	4,421	33	33	25
Cloud gross margin – SaaS[1] (in %)	72.0	74.4		74.2	69.7	72.6	2.3 pp	1.8 pp	1.6 pp
Cloud gross margin – PaaS[2] (in %)	78.8	78.8		79.9	80.7	80.8	–1.9 pp	–2.0 pp	–0.9 pp
Cloud gross margin – IaaS[3] (in %)	26.2	27.3		30.0	33.8	35.0	–7.6 pp	–7.7 pp	–5.0 pp
Cloud gross margin (in %)	69.0	71.0		71.2	67.3	69.8	1.7 pp	1.2 pp	1.4 pp

1 Software as a service

2 Platform as a service

3 Infrastructure as a service

4 Constant currency period-over-period changes are calculated by comparing the current year's non-IFRS constant currency numbers with the non-IFRS numbers of the previous year's respective period.

Due to rounding, numbers may not add up precisely.

27/31

(J)	Revenue by Region (IFRS and Non-IFRS)

(J.1)	Revenue by Region (IFRS and Non-IFRS) – Quarter

€ millions	Q2 2022				Q2 2021		∆ in %
	IFRS	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency[1]
Cloud Revenue by Region
EMEA	1,054	1,054	–35	1,018	803	803	31	31	27
Americas	1,614	1,614	–182	1,432	1,176	1,176	37	37	22
APJ	389	389	–15	374	297	297	31	31	26
Cloud revenue	3,056	3,056	–232	2,824	2,276	2,276	34	34	24
Cloud and Software Revenue by Region
EMEA	2,728	2,728	–62	2,666	2,616	2,616	4	4	2
Americas	2,754	2,754	–314	2,440	2,218	2,218	24	24	10
APJ	977	977	–38	939	915	915	7	7	3
Cloud and software revenue	6,459	6,459	–414	6,045	5,750	5,750	12	12	5
Total Revenue by Region
Germany	1,068	1,068	–2	1,066	1,006	1,006	6	6	6
Rest of EMEA	2,106	2,106	–72	2,034	2,014	2,014	5	5	1
Total EMEA	3,174	3,174	–73	3,101	3,020	3,020	5	5	3
United States	2,619	2,619	–296	2,323	2,132	2,132	23	23	9
Rest of Americas	611	611	–72	539	488	488	25	25	11
Total Americas	3,230	3,230	–368	2,862	2,619	2,619	23	23	9
Japan	302	302	13	315	306	306	–1	–1	3
Rest of APJ	811	811	–56	754	724	724	12	12	4
Total APJ	1,112	1,112	–43	1,069	1,030	1,030	8	8	4
Total revenue	7,517	7,517	–484	7,033	6,669	6,669	13	13	5

1) Constant currency period-over-period changes are calculated by comparing the current year's non-IFRS constant currency numbers with the non-IFRS numbers of the previous year's respective period.

Due to rounding, numbers may not add up precisely.

28/31

(J.2)	Revenue by Region (IFRS and Non-IFRS) – Year-to-Date

€ millions	Q1–Q2 2022				Q1–Q2 2021		∆ in %
	IFRS	Non-IFRS	Currency Impact	Non-IFRS Constant Currency	IFRS	Non-IFRS	IFRS	Non-IFRS	Non-IFRS Constant Currency[1]
Cloud Revenue by Region
EMEA	2,036	2,036	–57	1,979	1,547	1,547	32	32	28
Americas	3,094	3,094	–282	2,812	2,291	2,291	35	35	23
APJ	746	746	–22	724	582	582	28	28	24
Cloud revenue	5,876	5,876	–361	5,515	4,421	4,421	33	33	25
Cloud and Software Revenue by Region
EMEA	5,355	5,355	–100	5,255	5,050	5,050	6	6	4
Americas	5,265	5,265	–488	4,777	4,336	4,336	21	21	10
APJ	1,899	1,899	–60	1,839	1,792	1,792	6	6	3
Cloud and software revenue	12,519	12,519	–647	11,872	11,178	11,178	12	12	6
Total Revenue by Region
Germany	2,129	2,129	–3	2,126	1,957	1,957	9	9	9
Rest of EMEA	4,110	4,110	–114	3,997	3,898	3,898	5	5	3
Total EMEA	6,239	6,239	–117	6,123	5,855	5,855	7	7	5
United States	5,028	5,028	–456	4,571	4,166	4,166	21	21	10
Rest of Americas	1,161	1,161	–115	1,046	974	974	19	19	7
Total Americas	6,189	6,189	–571	5,617	5,140	5,140	20	20	9
Japan	613	613	19	632	628	628	–2	–2	1
Rest of APJ	1,553	1,553	–86	1,467	1,394	1,394	11	11	5
Total APJ	2,166	2,166	–67	2,099	2,022	2,022	7	7	4
Total revenue	14,594	14,594	–755	13,839	13,017	13,017	12	12	6

1 Constant-currency period-over-period changes are calculated by comparing the current year's non-IFRS constant-currency numbers with the non-IFRS number of the previous year's respective period.

Due to rounding, numbers may not add up precisely.

29/31

(K)	Employees by Region and Functional Areas

Full-time equivalents	6/30/2022				6/30/2021
	EMEA	Americas	APJ	Total	EMEA	Americas	APJ	Total
Cloud and software	5,978	4,570	5,157	15,705	5,859	4,456	5,029	15,345
Services	8,304	5,516	5,864	19,684	8,264	5,627	6,102	19,993
Research and development	15,920	6,348	10,677	32,945	14,489	6,162	10,021	30,672
Sales and marketing	11,983	12,394	5,691	30,068	10,607	10,765	4,991	26,363
General and administration	3,423	2,271	1,252	6,945	3,452	2,184	1,187	6,823
Infrastructure	2,780	1,405	877	5,061	2,588	1,299	792	4,679
SAP Group (6/30)	48,388	32,504	29,518	110,409	45,261	30,493	28,123	103,876
Thereof acquisitions[1]	173	214	8	395	377	43	26	446
SAP Group (six months' end average)	47,842	32,354	29,456	109,652	44,741	30,332	28,021	103,094

1 Acquisitions closed between January 1 and June 30 of the respective year

30/31

Other Disclosures

(L)	Financial Income, Net

In the second quarter of 2022, finance income mainly consisted of gains from disposals and fair value adjustments of equity securities totaling €146 million (Q2/2021: €985 million) and €463 million in the first half 2022 (HY1/2021: €1,515 million).

In the second quarter of 2022, finance costs were primarily impacted by losses from disposals and fair value adjustments of equity securities amounting to €225 million (Q2/2021: €67 million) and €543 million in the first half 2022 (HY1/2021: €228 million).

(M)	Business Combinations

Taulia

On January 27, 2022, SAP announced its intent to acquire a majority stake of Taulia, a leading provider of working capital management solutions. The acquisition closed on March 9, 2022, following satisfaction of customary closing conditions and regulatory approvals; the operating results and assets and liabilities are reflected in our consolidated financial statements starting on that date. The acquisition is expected to further expand SAP’s business network capabilities and strengthen SAP’s solutions for the CFO office. Consideration transferred amounted to €0.7 billion.

In the second quarter Taulias contribution to revenue was approx. €16 million, to operating profit approx. -€12 million (IFRS) and approx. -€6 million (Non-IFRS).

For more information about Business Combinations, see the Notes to the 2022 Consolidated Half-Year Financial Statements Note (D.1.).

(N)	Share Buyback

In the second quarter of 2022, we acquired 4.3 million treasury shares totaling €419 million and thus completed the 2022 share buyback program.

(O)	Share Based Payments

Starting in 2022, most of the granted share units under the Move SAP plan will vest after a waiting period of six months and ratably thereafter for ten quarters. Under our previous policy, we serviced obligations arising from the plan with cash payments, but we have since decided to settle future share units predominantly in shares.

In the first six months of 2022, we granted 16.8 million (first six months of 2021: 11.2 million) share units. This includes 14.3 million (first six months of 2021: 0) share units which we intend to settle in shares. The dilutive effect of outstanding equity-settled share units is reflected in the calculation of earnings per share, diluted.

Obligations from outstanding share units granted before 2022 under the Move SAP plan will continue to be settled in cash and the settlement methods of SAP’s other plans remain unchanged.

Under the Own SAP plan, employees can purchase, on a monthly basis, SAP shares without any required holding period. As part of SAP’s 50th anniversary celebration SAP's contribution was doubled from 40% to 80% from January to March 2022. The number of shares purchased by our employees under this plan was 4.6 million in the first six months of 2022 (first six month of 2021: 2.9 million).

31/31